Report of Independent Auditors
Board of Directors and Stockholder
Central Asset Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Central Asset Fund, Inc. as of December 31, 1998, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the period from March 24, 1998 (commencement of operations) to December 31, 1998. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Central Asset Fund, Inc., at December 31, 1998, the results of its operations, changes in its net assets, and its financial highlights for the period from March 24, 1998 (commencement of operations) to December 31, 1998, in conformity with generally accepted accounting principles.



February 12, 1999

                           Central Asset Fund, Inc.

                      Statement of Assets and Liabilities

                              December 31, 1998

Assets
  Investments, at fair value (cost $459,252,504)                 514,664,901
  Dividends receivable                                               641,452
  Interest receivable                                                 11,858
  Other                                                               33,740
Total assets                                                     515,351,951

Liabilities
  Accrued expenses                                                    27,046
  Notes payable (Note 5)                                             475,500
  Accrued interest expense                                            14,001
Total liabilities                                                    516,547
Net assets                                                       514,835,404

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,997,500 shares
     authorized, 25,742,144.95 shares issued and outstanding         257,421
  Additional paid-in capital                                     459,165,586
  Net unrealized appreciation of investments                      55,412,397
  Net assets                                                     514,835,404

Net asset value per common shares outstanding                          20.00

See accompanying notes.
                           Central Asset Fund, Inc.

                           Statement of Operations

      For the period from March 24, 1998 (commencement of operations) to
                              December 31, 1998

Investment income:
      Dividend income                                              6,201,714
      Interest income                                                 44,932
Total investment income                                            6,246,646

Expenses:
   Administration fee (Note 2)                                       107,487
   Investment management fee (Note 2)                                 35,706
   Broker dealer fee on AMPS                                         353,490
   Rating agencies fees                                               60,000
   Legal fees                                                         49,557
   Auction agent fee                                                   9,500
   Independent accountants                                            24,271
   Interest expense                                                   37,116
   Insurance                                                           5,147
   Directors fees and expenses                                         8,954
   Other expenses                                                        365
Total expenses                                                       691,593
Net investment income                                              5,555,053

Net realized and unrealized gains on
     investments:
       Net realized gain on investments                              386,994
   Change in net unrealized appreciation of
      investments                                                  55,412,397

Net increase in net assets resulting from
      operations                                            $      61,354,444




See accompanying notes.
                           Central Asset Fund, Inc.

                      Statement of Changes in Net Assets

      For the period from March 24, 1998 (commencement of operations)
                              to December 31, 1998

From operations:
   Net investment income                                           5,555,053
   Net realized gain on investments                                  386,994
   Net change in unrealized appreciation
        of investments                                            55,412,397
Increase in net assets resulting from operations                  61,354,444

Dividends from net investment income:
   Auction market preferred stock                                 (5,555,053)

Dividends from net realized gains:
   Auction market preferred stock                                   (385,437)
   Common stock                                                       (1,557)
                                                                    (386,994)

Decrease in net assets resulting from
    distributions to stockholders                                 (5,942,047)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock                    200,000,000
   Issuance of common stock                                          257,421
   Additional paid-in capital                                    459,165,586
   Redemption of auction market preferred
        stock                                                   (200,000,000)
                                                                 459,423,007
Total increase in net assets                                     514,835,404

Net assets:
   Beginning of period                                                    -
   End of period                                                 514,835,404

See accompanying notes.

                           Central Asset Fund, Inc.

                        Notes to Financial Statements

                              December 31, 1998


1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Fund. Management is in the process of liquidating and winding-up the Fund.

The Central Asset Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 24, 1998.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund issued $200 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $457,421,449 from a collective trust fund for employee benefit plans in exchange for 25,742,144.95 shares of common stock and $200 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange on which the securities are traded. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.


1. Organization and Significant Accounting Policies (continued)

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period from March 24, 1998 (commencement of operations) to December 31, 1998, dividend and capital gain distributions to the common stockholder amounted to $1,557.


2. Related Party Transactions (continued)

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. The annual fee as a percentage of net assets at December 31, 1998 was 0.03%. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1998 were $1,503,512 and $2,830,420, respectively.

As of December 31, 1998, the net unrealized appreciation of $55,412,397 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $79,514,522 and $24,102,125, respectively.

4. Auction Market Preferred Stock ("AMPS")

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.

In addition, the AMPS were subject to mandatory redemption if the Fund ceased to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceased to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

During the period from March 24, 1998 to December 31, 1998 the Fund issued and redeemed 1,000 shares of Series A and 1,000 shares of Series B AMPS.


5. Notes Payable

As of December 31, 1998, the Fund had $475,500 of principal notes outstanding to investors. The notes are due on March 24, 2023 and bear interest at a floating rate. As of December 31, 1998, the Fund was paying interest at 10.00% per annum.

6. Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                         Central Asset Fund, Inc.

                           Financial Highlights

              For the period from March 24, 1998 (commencement
                   of operations) to December 31, 1998


For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period                              $10.00
 Net investment income                                               0.22
 Net realized and unrealized gains
   on investments                                                    2.17
Total from investment operations                                     2.39
Capital contribution                                                 7.85
Less distributions from net investment
   income:
   Common stock equivalent of dividends
     paid to AMPS holders                                           (0.22)

Less distributions from net realized gains:
   Common stock equivalent of distributions
     paid to AMPS holders                                           (0.02)

 Distribution to common stockholder                                   -
Total distributions                                                 (0.24)
Net asset value, end of period                                     $20.00

Total investment return                                             23.80%(1)

Ratios/supplemental data:
    Net assets at end of period (000s)                           $514,835
    Average net assets (000s)                                    $463,966
    Ratio of expenses to average net assets
       applicable to common stock (3)                                0.15%(2)

    Ratio of net investment income to average net
       assets applicable to common stock (3)                         1.20%(2)

    Portfolio turnover                                               0.32%

    Asset coverage per AMPS share, end of period                        -
    AMPS shares outstanding                                             -
    Asset coverage for notes payable, end of period                108272%
    Notes payable, end of period                                  475,500

 (1)Total investment return for the period, not annualized.
 (2)Annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.


See accompanying notes.

                                        CENTRAL ASSET FUND, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.69%

                   BUILDING MATERIALS

       7,000  GEORGIA PACIFIC CORP                            409,937.50
     110,600  HOME DEPOT                                    6,767,337.50

      25,000  MASCO CORP                                      718,750.00

                   INDUSTRIAL CHEMICALS

      13,500  PPG INDUS INC                                   786,375.00

                   TOTAL BUILDING AND CONSTRUCTION         $8,682,400.00


   CHEMICALS AND DRUGS                             15.80%

                   CHEMICALS

      17,100  DOW CHEMICAL CO                               1,555,031.25
      85,600  DUPONT DENEMOURS & CO                         4,542,150.00

       5,900  EASTMAN CHEMICAL                                264,025.00

                   DRUGS

     115,600  ABBOT LABS                                    5,664,400.00
       6,500  ALZA CORP CL A                                  339,625.00
      98,200  AMERICAN HOME PRODUCTS                        5,529,887.50

      75,200  BRISTOL MYERS SQUIBB CO                      10,062,700.00
      83,900  LILLY ELI & CO                                7,456,612.50
      90,600  MERCK & CO., INC                             13,380,487.50

      97,800  PFIZER INC                                   12,267,787.50
      38,400  PHARMACIA & UPJOHN INC                        2,174,400.00
     110,800  SCHERING PLOUGH                               6,121,700.00

      61,800  WARNER-LAMBERT                                4,646,587.50

                   COSMETICS

      20,000  AVON PRODUCTS INC                               885,000.00
       8,300  INTL FLAVORS & FRAGRANCES                       366,756.25

                   HEALTH PRODUCTS/CARE

      21,200  BAXTER INTL INC.                              1,363,425.00
      84,800  GILLETTE CO                                   4,096,900.00

      23,200  TENET HEALTHCARE CORP                           609,000.00

                         TOTAL CHEMICALS AND DRUGS        $81,326,475.00


   CONSUMER PRODUCTS                               12.84%

                   CONFECTIONS AND BEVERAGES

      37,000  ANHEUSER-BUSCH COS                            2,428,125.00
     187,000  COCA COLA CO                                 12,505,625.00

     114,700  PEPSICO INC                                   4,695,531.25

                   PACKAGED FOOD

      34,500  CAMPBELL SOUP CO                              1,897,500.00

      36,000  CONAGRA                                       1,134,000.00
      27,600  HEINZ H J CO                                  1,562,850.00

      31,100  KELLOGG CO                                    1,061,287.50
     183,300  PHILLIP MORRIS CO INC                         9,806,550.00
      10,500  QUAKER OATS CO                                  624,750.00

      71,600  SARA LEE CORP                                 2,018,225.00

                   PAPER

      22,900  INTERNATIONAL PAPER CO                        1,026,206.25
      42,000  KIMBERLY CLARK CORP                           2,289,000.00
      15,100  WEYERHAEUSER CO                                 767,268.75


                   PRINTING AND PUBLISHING
      21,500  GANNETT CO., INC                              1,386,750.00

       7,500  MCGRAW-HILL COMPANIES INC                       764,062.50
      87,400  TIME WARNER INC                               5,424,262.50

                   OTHER CONSUMER PRODUCTS

      22,400  COLGATE PALMOLIVE CO                          2,080,400.00
      30,900  MINNESOTA MNG & MFR                           2,197,762.50

     101,500  PROCTER & GAMBLE CO                           9,268,218.75
      13,900  UST INC                                         484,762.50

                   PHOTOGRAPHY

      24,600  EASTMAN KODAK CO.                             1,771,200.00

                   APPAREL

      22,000  NIKE INC CL B                                   892,375.00


                           TOTAL CONSUMER PRODUCTS        $66,086,712.50

   DURABLE GOODS                                   22.03%


                   AEROSPACE-AIRCRAFT
      75,600  BOEING CO                                     2,466,450.00

      14,700  LOCKHEED MARTIN CORP                          1,245,825.00
      12,400  TEXTRON INC                                     941,625.00
      17,600  UNITED TECHNOLOGIES CORP                      1,914,000.00


                   AGRICULTURAL MACHINERY
      28,200  CATERPILLAR INC                               1,297,200.00

      18,900  DEERE & CO                                      626,062.50

                   AUTOMOBILE AND PARTS

      28,051  DAIMLERCHRYSLER AG                            2,694,649.19
      90,700  FORD MTR CO                                   5,322,956.25
      53,500  GENERAL MTRS CORP                             3,828,593.75

      13,500  GENUINE PARTS CO                                451,406.25
      12,900  TENNECO INC                                     439,406.25
       9,300  TRW INC                                         522,543.75


                   ELECTRICAL
      16,600  AMP INC                                         864,237.50

      33,500  EMERSON ELEC CO                               2,026,750.00
       9,600  HONEYWELL INC                                   723,000.00

                   ELECTRONICS

       5,800  EATON CORP                                      409,987.50
     247,500  GENERAL ELECTRIC CO                          25,260,468.75

      12,000  GENERAL MILLS INC                               933,000.00

     123,700  INTEL CORP                                   14,666,181.25
      45,100  MOTOROLA INC                                  2,753,918.75


                   INDUSTRIAL MACHINERY
       9,100  COOPER INDUS INC                                433,956.25


                   OFFICE EQUIPMENT AND SUPPLIES
      65,600  IBM COMMON                                   12,119,600.00

      21,900  PITNEY BOWES INC                              1,446,768.75
      24,600  XEROX CORP.                                   2,902,800.00

                   RUBBER

      11,800  GOODYEAR TIRE & RUBBER                          595,162.50

                   OTHER DURABLE GOODS

      42,700  ALLIED-SIGNAL INC                             1,892,143.75
      17,500  CORNING INCORPORATED                            787,500.00


                   COMPUTERS AND SOFTWARE
      22,600  AUTOMATIC DATA PROC                           1,812,237.50

     114,500  COMPAQ COMPUTER CORP                          4,801,843.75
      78,600  HEWLETT PACKARD CO                            5,369,362.50
      18,900  UNISYS CORP                                     650,868.75


                   TELECOMMUNICATIONS
      98,400  LUCENT TECHNOLOGIES INC                      10,824,000.00

      16,250  SPRINT CORP PCS GROUP                           375,781.25

                               TOTAL DURABLE GOODS       $113,400,286.69


   FINANCIAL                                       18.10%

                   BANKS

      57,000  BANK NEW YORK INC                             2,294,250.00
      22,000  BANKBOSTON CORPORATION                          856,625.00

       7,400  BANKERS TR NY CORP                              632,237.50
      63,800  CHASE MANHATTAN CORP NEW                      4,342,387.50
      73,200  FIRST UNION CORP                              4,451,475.00

      41,200  FLEET FINANCIAL GROUP INC                     1,841,125.00
      15,950  HUNTINGTON BANCSHARES INC                       479,496.88
      33,200  KEYCORP                                       1,062,400.00

      56,850  MBNA CORP                                     1,417,696.88
      19,200  MELLON BANK CORP                              1,320,000.00
      13,400  MORGAN J P & CO                               1,407,837.50

      16,000  NATIONAL CITY CORP                            1,160,000.00
      15,900  SUNTRUST BANKS INC                            1,216,350.00
      55,800  U.S. BANCORP                                  1,980,900.00

      15,600  WACHOVIA CORP                                 1,364,025.00
      29,250  WASHINGTON MUTUAL INC                         1,116,984.38
     123,100  WELLS FARGO COMPANY NEW                       4,916,306.25


                   FINANCE COMPANIES
      35,100  AMERICAN EXPRESS CO                           3,588,975.00

      47,542  ASSOCIATES FIRST CAPITAL                      2,014,592.25
      52,600  FED HOME LN MTG CORP                          3,389,412.50
      80,200  FEDERAL NATL MTGE ASSN                        5,934,800.00

      24,300  HOUSEHOLD INTL CORP                             962,887.50
      44,800  MORGAN ST DE WTR DISC                         3,180,800.00
      23,100  PNC FINANCIAL                                 1,250,287.50



                   HOLDING COMPANY

      84,440  BANK ONE CORP                                 4,311,717.50
     130,395  BANKAMERICA CORP NEW                          7,839,999.38
     172,950  CITIGROUP INC                                 8,561,025.00


                   FIRE AND CASUALTY INSURANCE
      12,900  CHUBB CORP                                      836,887.50

      10,700  SAFECO CORP                                     459,431.25

                   INSURANCE

      64,800  ALLSTATE CORP.                                2,502,900.00
      79,500  AMERICAN INTL GROUP                           7,681,687.50
      12,700  AON CORP                                        703,262.50

      16,800  CIGNA CORP                                    1,298,850.00
      17,800  HARTFORD FINANCIAL SVCS                         976,775.00
      19,200  MARSH & MCLENNAN CO.                          1,122,000.00

      12,600  ST PAUL COS INC                                 437,850.00

                   LIFE INSURANCE

      19,200  AMERICAN GENERAL CORP                         1,497,600.00
       7,700  LINCOLN NATL CORP IND                           629,956.25

                   BROKERAGE

      25,200  MERRILL LYNCH & CO                            1,682,100.00

                   MISCELLANEOUS

      12,900  DUN & BRADSTREET CORP NEW                       407,156.25


                                   TOTAL FINANCIAL        $93,131,049.77

   METALS AND MINING                                0.22%


                   ALUMINUM
      13,000  ALUMINUM CO AMER                                969,312.50


                   OTHER METALS
      14,600  FREEPORT-MCMORAN COPPER-B                       152,387.50


                           TOTAL METALS AND MINING         $1,121,700.00


   OIL-ENERGY                                       6.77%

                   OIL & GAS PRODUCERS

      73,600  AMOCO CORP                                    4,342,400.00
      25,600  OCCIDENTAL PETROLEUM                            432,000.00
      21,800  USX-MARTHON GROUP COM NEW                       656,725.00


                   NATURAL RESOURCES
      24,200  WILLIAMS COS INC-DEL                            754,737.50


                   OIL - DOMESTIC
      19,900  PHILLIPS PETE CO                                848,237.50

      18,600  UNOCAL CORP                                     542,887.50

                   OIL - INTERNATIONAL

      24,300  ATLANTIC RICHFIELD CO                         1,585,575.00
      49,700  CHEVRON CORP                                  4,121,993.75
     186,500  EXXON CORP.                                  13,637,812.50

      59,300  MOBIL CORP                                    5,166,512.50


      41,400  TEXACO INC                                    2,189,025.00

                   MISCELLANEOUS

      17,400  FIRSTENERGY CORP                                566,587.50


                                  TOTAL OIL-ENERGY        $34,844,493.75

   RETAIL                                           4.00%


                   DEPARTMENT STORES
      33,000  DAYTON HUDSON CORP                            1,790,250.00

      36,900  K MART                                          565,031.25
      17,500  MAY DEPT STORES CO                            1,056,562.50
      18,900  PENNEY JC INC                                   885,937.50

      29,600  SEARS ROEBUCK & CO                            1,258,000.00

                   GROCERY

      18,600  ALBERTSON'S INC                               1,184,587.50

                   OTHER RETAIL

     169,800  WAL MART STORES INC                          13,828,087.50

                                      TOTAL RETAIL        $20,568,456.25


   UTILITIES                                       11.44%

                   ELECTRIC

      14,300  AMERICAN ELEC PWR INC                           672,993.75
      11,200  BALTIMORE GAS & ELEC                            345,800.00

      11,400  CAROLINA PWR & LT CO                            536,512.50
      16,000  CENTRAL & SOUTH WEST CORP                       439,000.00
      11,900  CINERGY CORP                                    409,062.50

      17,800  CONSOLIDATED EDISON INC                         941,175.00
      14,600  DOMINION RES INC-VA                             682,550.00
      11,000  DTE ENERGY CO                                   471,625.00

      27,200  DUKE POWER CO                                 1,742,500.00
      28,800  EDISON INTERNATIONAL                            802,800.00
      18,400  ENTERGY CORP NEW                                572,700.00

      13,800  FPL GROUP INC                                   850,425.00
       9,600  GPU INC                                         424,200.00
      21,400  HOUSTON INDS INC                                687,475.00

      10,900  NIAGARA MOHAWK PWR                              175,762.50
      11,200  NORTHERN STS PWR CO                             310,800.00
      12,500  P P & L RESOURCES INC                           348,437.50

      22,400  PACIFICORP                                      471,800.00
      16,800  PECO ENERGY CO                                  699,300.00
      33,200  PG&E CORP                                     1,045,800.00

      17,500  PUBLIC SVC ENTERPRISE GRP                       700,000.00
      52,200  SOUTHERN CO                                   1,517,062.50
      16,400  UNICOM CORPORATION                              632,425.00


                   GAS
       7,200  CONSOLIDATED NATL GAS                           388,800.00

      18,600  TEXAS UTILITIES CO                              868,387.50

                   TELEPHONE

     122,800  A T & T                                       9,240,700.00
      13,900  ALLTEL CORP                                     831,393.75
      82,800  AMERITECH CORP NEW                            5,247,450.00

     117,400  BELL ATLANTIC CORP                            6,222,200.00

     150,000  BELLSOUTH CORP                                7,481,250.00
      23,500  ENRON CORP                                    1,340,968.75

      12,400  FRONTIER CORP                                   421,600.00
      72,400  GTE CORP                                      4,706,000.00
      32,500  SPRINT CORP                                   2,734,062.50

      36,500  US WEST INC (NEW)                             2,358,812.50

                   WASTE DESPOSAL

      14,700  BROWNING FERRIS IND                             418,031.25
      24,940  WASTE MANAGEMENT INC NEW                      1,162,827.50


                                   TOTAL UTILITIES        $58,902,690.00

   MISCELLANEOUS                                    6.57%


                   BROADCAST/COMMUNICATIONS
      53,800  CBS CORP                                      1,761,950.00

     153,300  DISNEY WALT CO                                4,599,000.00

                   BUSINESS SERVICES

      61,300  CENDANT CORP                                  1,168,531.25

                   FOOD SERVICE

      52,100  MCDONALDS CORP                                3,992,162.50

                   MED SERV & SUPPLIES

      12,400  HUMANA INC                                      220,875.00

                   TRANSPORTATION

      13,800  AMR CORP                                        819,375.00
      35,400  BURLINGTON NRTHN SANTA FE                     1,194,750.00
      16,500  CSX CORP                                        684,750.00

      28,500  NORFOLK SOUTHERN CORP                           903,093.75
      18,700  UNION PACIFIC CORP                              842,668.75

                   MISCELLANEOUS

      35,000  CARNIVAL CORP CL A                            1,680,000.00
     101,700  JOHNSON & JOHNSON                             8,530,087.50


                   TELECOMMUNICATIONS
     138,600  SBC COMMUNICATIONS INC                        7,432,425.00


                               TOTAL MISCELLANEOUS        $33,829,668.75


                                      TOTAL COMMON STOCK        $511,893,932.71

OTHER

                                                    0.54%

                   CASH EQUIVALENTS

   2,770,969  AIM SHORT TERM INV SER 2                      2,770,968.66


                                            TOTAL          $2,770,968.66


                                             TOTAL OTHER          $2,770,968.66








              TOTAL INVESTMENTS -                100.00%        $514,664,901.37
              (cost $459,252,504)


              See accompanying notes